UNITED STATES
                         SECURITIES EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                           (Amendment No. _________)*


                           SOUND MONEY INVESTORS, INC.
                           ---------------------------
                                (Name of Issuer)


                          Common Stock, $.001 par value
                          -----------------------------
                         (Title of Class of Securities)


                                CUSIP 836073 10 6
                                -----------------
                                 (CUSIP Number)


                                  Stuart Dubow
                                LottoWorld, Inc.
                         Suite 200, 2150 Goodlette Road
                              Naples, Florida 34102
                                 (941) 643-1677
             (Name Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 April 11, 1997
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 836073 10 6                                    PAGE 1 OF    1   PAGES

1.       NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           LOTTOWORLD, INC.
           65-0399794
________________________________________________________________________________

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (A)      [  ]
                                                               (B)      [  ]
________________________________________________________________________________

3.       SEC USE ONLY
________________________________________________________________________________

4.       CITIZENSHIP OR PLACE OF ORGANIZATION
           FLORIDA
________________________________________________________________________________

NUMBER OF        5     SOLE VOTING POWER

    SHARES                       NONE
                       _________________________________________________________
BENEFICIALLY     6     SHARED VOTING POWER

    OWNED BY                     NONE
                       _________________________________________________________
    EACH         7     SOLE DISPOSITIVE POWER

REPORTING                        4,000,000
                       _________________________________________________________
    PERSON       8     SHARED DISPOSITIVE POWER

    WITH                         NONE
                       _________________________________________________________
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 4,000,000
________________________________________________________________________________
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
________________________________________________________________________________
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                  17.70%
________________________________________________________________________________
12       TYPE OF REPORTING PERSON
                  CO
________________________________________________________________________________

ITEM 1.        SECURITY AND ISSUER

    Title of Class
               Common Stock, $.001 par value per share

      Issuer
               Sound Money Investors, Inc.

      Principal Executive Officers of Issuer
               William C. Moses, Chairman of the Board of Directors Charles S. Arnold, President and Chief Executive Officer Daniel A. Kaminsky, Chief Financial Officer
               Paul Zuromski, Chief Operating Officer

               The addresses for each of the executive officers is:
                      531 Versailles Drive (Ste. 110)
                      Maitland, Florida 32751

ITEM 2.        IDENTITY AND BACKGROUND

        Name
               LottoWorld, Inc., a Florida corporation

        Principal Business
               Magazine Publishing

        Address
               Suite 200
               2150 Goodlette Road
               Naples, FL 34102

        (d)    Such person has never been convicted in a criminal proceeding

        (e) Such person has never been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

               The consideration given in this transaction is 516,129 shares of Common Stock, $.001 par value per share, of the Reporting Person.

ITEM 4.     PURPOSE OF TRANSACTION

            The purpose of this transaction is for investment purposes only and there are no plans or proposals which the reporting person may have which relate to or would result in:

      (a) The acquisition by any person of additional securities of the issuer or the disposition of the securities of the issuer;

      (b) An extraordinary corporate transaction involving the issuer or any of its subsidiaries;

      (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

      (d) Any change in the present board of directors or management of the issuer;

      (e) Any material change in the capitalization or dividend policy of the issuer;

      (f)   Any other material change in the issuer's business;

      (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or any other actions which may impede the acquisition of control of the issuer by any person;

      (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

      (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

      (j)   Any action similar to any of those enumerated above.

ITEM 5.     INTEREST IN THE SECURITIES OF THE ISSUER

      (a)   LottoWorld, Inc.
            4,000,000 shares
            17.70%

      (b)   Number of shares  with the sole power to vote or to direct the vote:
            None

            Number of shares with the shared power to vote or to direct the vote:

            None
                                             -4-

            Number of shares with the sole power to dispose or to direct the disposition:
            4,000,000

            Number of shares with the shared power to dispose or to direct the disposition:
            None

      (c) There were no transactions in the class of securities reported on that were effected during the past sixty days. There have been no previous filings on Schedule 13D by the person named in (a) above.

      (d) There is no other person known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

      (e)   Not applicable

ITEM 6.     CONTRACTS,   ARRANGEMENTS,   UNDERSTANDINGS  OR  RELATIONSHIPS  WITH
            RESPECT TO SECURITIES OF THE ISSUER


        Voting rights in the Issuer are to be retained by the holders of the securities prior to the Exchange Agreement.

        Each party to the Exchange Agreement shall have the right of first refusal should the other party desire to dispose of the securities held by that party.

        Each party to the Exchange Agreement shall have repurchase rights to its securities.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

(2) Exchange Agreement by and among LottoWorld, Inc., Affiliated Services, Inc., and Amber Capital, Inc. dated as of April 8, 1997. Incorporated by reference to the Company's Current Report on Form 8-K filed with the Commission on April 17, 1997.

      Amended Exchange Agreement dated April 11, 1997 by and among LottoWorld, Inc., Affiliated Services, Inc., and Amber Capital, Inc. Incorporated by reference to the Company's Current Report on Form 8-K filed with the Commission on April 17, 1997.

                                    Signature

        After reasonable inquiry and to the beast of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           LottoWorld, Inc.


    April 21, 1997                         s/ Stuart Dubow
-----------------------                    -------------------------------------
        Date                               Signature


                                           Stuart Dubow, Chief Financial Officer
                                           -------------------------------------
                                           Name/Title


        The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

      Attention: Intentional misstatements or omission of fact constitute Federal criminal violations

                              (See 18 U.S.C. 1001)









                                       -6-